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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                            U.S. WIRELESS DATA, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                       No Par Value Class A Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  912 899 101
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, Ca 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 16, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     912 899 101                                     PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Liviakis Financial Communications, Inc.
             68-0311399
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         State of California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          123,750
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            123,750
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      123,750
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     912 899 101                                     PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             John M. Liviakis
             ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,625,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,625,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,625,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     912 899 101                                     PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Renee A. Liviakis
             ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     912 899 101                                     PAGE 5 OF 9 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Robert B. Prag
             ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          916,250
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            916,250
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      875,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.      SECURITY AND ISSUER.

        The title of the class of equity securities to which this amended statement relates is No Par Value Class A Common Stock (the "Common Stock"), issued by U.S. Wireless Data, Inc., a Colorado corporation (the "Corporation"). The principal offices of the Corporation are located at 4851 Independence Street, Suite 189, Wheat Ridge, Colorado 80033.


2.      IDENTITY AND BACKGROUND.

        This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML"), Renee A. Liviakis ("RAL"), and Robert B. Prag ("RBP"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

        LFC's President is JML, its Senior Vice President is RBP, and its Chief Financial Officer, Treasurer and Secretary is RAL. JML, RBP and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL, respectively. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

        During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a Consulting Agreement dated as of July 25, 1997 by and between the Corporation and LFC (the "Consulting Agreement"), the Corporation has agreed to issue an aggregate of 300,000 shares of the Corporation's Common Stock. Of such shares, 165,000 are to be issued on November 15, 1997, and the balance of 135,000 shares is to be issued in monthly increments of 15,000 shares each on the first day of each month from December 1997 through August 1998. Seventy-five percent of each increment of shares so issued shall be issued to LFC, and twenty-five percent of each such increment shall be issued to RBP. Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement was filed with the original statement on
Schedule 13D as Exhibit 1.

        In addition, JML and RBP each purchased shares of Common Stock and warrants to purchase shares of Common Stock from the Corporation in private transactions. Pursuant to a Subscription Agreement between the Corporation and JML entered into August 6, 1997 (the "JML Subscription Agreement"), on August 6, 1997 JML purchased, for an aggregate purchase price of $375,000, 2,625,000 shares of Common Stock and warrants first exercisable on January 15, 1998 and expiring August 1, 2002 to purchase up to 1,200,000 additional shares of Common Stock at an exercise price of One Cent ($0.01) per share ("Warrants"). Pursuant to a Subscription Agreement between the Corporation and RBP entered into August 6, 1997 (the "RBP Subscription Agreement" and collectively with the JML Subscription Agreement, the "Subscription Agreements"), on August 6, 1997 RBP purchased, for an aggregate purchase price of $125,000, 875,000 shares of Common Stock and Warrants to purchase up to 400,000 additional shares of Common Stock. Copies of the JML Subscription Agreement, the RBP Subscription Agreement, and the certificate representing Warrants were filed with the original statement on
Schedule 13D as Exhibits 2, 3 and 4, respectively.

        This Amendment No. 1 to Schedule 13D is being filed to report 2,625,000 shares of the Corporation's Common Stock owned by JML, 875,000 shares of the Corporation's Common Stock owned by RBP, 123,750 shares of the Corporation's Common Stock which LFC first has the right to acquire within sixty (60) days of the date hereof, and 41,250 shares of the Corporation's Common Stock which RBP first has the right to acquire within sixty (60) days of the date hereof. In addition, LFC, JML and RBP have the rights to acquire an additional 101,250, 1,200,000, and 433,750 shares of Common Stock, respectively, pursuant to the Consulting Agreement, Warrants or both, which rights are first exercisable or enforceable more than sixty days after the date of this Amendment No. 1 to
Schedule 13D.

        The 225,000 shares of Common Stock which LFC has the right to receive in the future, including the 123,750 shares of Common Stock which LFC has the right to acquire within sixty days of the date of this Amendment No. 1 to Schedule 13D, will be issued by the Corporation to LFC in consideration of services rendered and to be rendered by LFC. 75,000 of the shares of Common Stock which RBP has the right to receive in the future, including the 41,250 shares of Common Stock which RBP has the right to acquire within sixty days of the date of this Amendment No. 1 to Schedule

13D, will be issued by the Corporation to RBP in consideration of services rendered and to be rendered by LFC.

        The 2,625,000 shares of Common Stock owned by JML were acquired, together with 1,200,000 Warrants, by JML from the Corporation at an aggregate cost of Three Hundred Seventy-Five Thousand Dollars ($375,000). The source of funds used in purchasing such securities was JML's personal funds.

        The 875,000 shares of Common Stock owned by RBP were acquired, together with 400,000 Warrants, by RBP from the Corporation at an aggregate cost of One Hundred Twenty-Five Thousand Dollars ($125,000). The source of funds used in purchasing such securities was RBP's personal funds.

        JML and RBP believe that the source of funds to be utilized by them, respectively, to exercise Warrants will be their respective personal funds.


5.      INTEREST IN SECURITIES OF THE ISSUER.

        LFC will, upon acquisition thereof, have the sole power to direct the vote or disposition of the 123,750 shares of Common Stock which LFC has the right to acquire within sixty days of the date of this Amendment No. 1. JML has the sole power to direct the vote or disposition of the 2,625,000 shares of Common Stock owned by JML. RBP has the sole power to direct the vote or disposition of the 875,000 shares of Common Stock owned by RBP, and RBP will, upon acquisition thereof, have the sole power to direct the vote or disposition of the 41,250 shares of Common Stock which LFC has the right to acquire within sixty days of the date of this Amendment No. 1.

        LFC and RBP disclaim any beneficial interest in any shares of Common Stock owned by JML or which JML has the right to acquire. LFC, JML and RAL disclaim any beneficial interest in any shares of Common Stock owned by RBP or which RBP has the right to acquire.

        The 123,750 shares of Common Stock which LFC has the right to acquire within sixty days of the date of this Amendment No. 1, and as to which following acquisition LFC acting through its officers and directors would have the sole power to direct the vote or disposition, represent approximately 1.3% of that class of securities. JML, RAL and RBP, as the officers and directors of LFC, would share the decision-making authority regarding directing the vote or disposition of any securities owned by LFC. The 2,625,000 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 28.8% of that class of securities. The 916,250 shares of Common Stock that RBP owns or has the right to acquire within sixty days of the date of this Amendment No. 1, and as to which RBP has or following acquisition would have the sole power to direct the vote or disposition, represent approximately 10.0% of that class of securities. The 3,665,000 shares of Common Stock which LFC, JML and RBP in the aggregate presently own or have the right to acquire within sixty days of the date of this Amendment No. 1, and as to which LFC, JML or RBP has or following acquisition would have the sole power to direct the vote or disposition, represent approximately 39.5% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the advice received from the Corporation that including the shares of Common Stock issuable to JML and RBP pursuant to the Subscription Agreements 9,122,102 shares of Common Stock were outstanding as of September 25, 1997.

        During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in Common Stock, other than pursuant to the Consulting Agreement as described herein.


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 25, 1997

                                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                    By:/s/John M. Liviakis
                                       ----------------------------------
                                       John M. Liviakis, President



                                       /s/John M. Liviakis
                                    -------------------------------------
                                          John M. Liviakis


                                       /s/Renee A. Liviakis
                                    -------------------------------------
                                          Renee A. Liviakis



                                       /s/Robert B. Prag
                                    -------------------------------------
                                          Robert B. Prag